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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 27 2013

Washington DC
400

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66690

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/12____ AND ENDING ____12/31/12____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Western Reserve Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    200 Public Square, Suite 3750
                    (No. and Street)

Cleveland	Ohio	44114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Goodill, William E.   (216) 574-2100
                                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    SS&G, Inc.
                    (Name – if individual, state last, first, middle name)

301 Springside Drive	Akron	Ohio	44333
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Eh
3/4/13

WESTERN RESERVE PARTNERS LLC AND SUBSIDIARY

*CONSOLIDATED
STATEMENT OF
FINANCIAL
CONDITION*

*FOR THE
YEAR ENDED
DECEMBER 31, 2012*

SS&G

WESTERN RESERVE PARTNERS LLC AND SUBSIDIARY

*CONSOLIDATED
STATEMENT OF
FINANCIAL
CONDITION*

*FOR THE
YEAR ENDED
DECEMBER 31, 2012*

"PUBLIC"

OATH OR AFFIRMATION

I, _____William E. Goodill_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Western Reserve Partners LLC_____ , as of _____December 31_, 2012_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____   _____
                                                                          Signature

                                                                          CPO / CFO
                                                                          _____
                                                                          Title

_____
                Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WESTERN RESERVE PARTNERS LLC AND SUBSIDIARY

TABLE OF CONTENTS



Certified Public Accountants and Advisers

Akron Office

301 Springside Drive

Akron, OH 44333

330-668-9696

fax: 330-668-2538

www.SSandG.com

Providing the services that bring solutions

Member of the AICPA

Registered with the PCAOB

Founding member of LEA Global

INDEPENDENT AUDITORS' REPORT

To the Members of
Western Reserve Partners LLC

Report on the Financial Statement
We have audited the accompanying consolidated statement of financial condition of Western Reserve Partners, LLC and Subsidiary, as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated statement of financial condition.

Management's Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of this consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated statement of financial condition. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

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Opinion

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Western Reserve Partners, LLC and Subsidiary as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the consolidated statement of financial condition as a whole. The information contained in the Supplementary Information is presented for purposes of additional analysis and is not a required part of the consolidated statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated statement of financial condition. The information contained in the Supplementary Information has been subjected to the auditing procedures applied in the audit of the consolidated statement of financial condition and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated statement of financial condition or to the consolidated statement of financial condition itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in the Supplementary Information is fairly stated in all material respects in relation to the consolidated statement of financial condition as a whole.

SS&G Inc

February 22, 2013

SS&G

www.SSandG.com

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WESTERN RESERVE PARTNERS LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

		DECEMBER 31, 2012
ASSETS		
Cash	$	3,790,146
Accounts receivable		449,983
Prepaid expenses		97,235
Investments		701,865
Property and equipment at cost,		
less accumulated depreciation of $345,556		151,614
Intangible assets, net		59,421
Interest receivable - related parties		40,816
Short term receivables - related parties		60,000
Other assets		15,290
TOTAL ASSETS	$	5,366,370
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable	$	4,069
Accrued expenses		257,667
Accrued payroll		1,138,776
Deferred retainer fees		27,500
Deferred rent		53,187
TOTAL LIABILITIES		1,481,199
MEMBERS' EQUITY		
Controlling interests		3,921,296
Noncontrolling interests		(36,125)
TOTAL MEMBERS' EQUITY		3,885,171
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	5,366,370

See accompanying notes to consolidated statement of financial condition.

WESTERN RESERVE PARTNERS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

NOTE A – Organization and nature of business

The accompanying financial statements present the consolidated financial position of Western Reserve Partners LLC (WRP) and its 75% owned subsidiary, Western Reserve Valuation Services LLC (WRVS) (collectively, the Company unless otherwise stated). All significant intercompany transactions and balances have been eliminated.

WRP, located in Cleveland, OH and Dallas, TX, provides customized investment banking solutions for middle market companies. WRP is a limited liability company organized under the laws of Ohio and was incorporated on June 14, 2004. WRP is registered as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

In November 2011, WRVS, located in Columbus, OH, was created to provide valuation services and financial opinions related to corporate finance transactions, corporate tax planning and compliance, succession planning and wealth preservation, employee stock ownership plans, financial reporting and portfolio/fund valuations. It is a limited liability company organized under the laws of Ohio and began operations in February 2012.

WRP Management, Inc. (WRP Mgmt), a related party through common ownership of the majority member, is the Manager of WRP. WRP Mgmt provides management services to WRP for which it earns a fee as defined in its agreements. WRVS Management LLC (WRVS Mgmt), a related party solely-owned by WRP Mgmt, is the Manager of WRVS. WRVS Mgmt provides management services to WRVS for which it earns a fee as defined in its agreements.

NOTE B – Summary of significant accounting policies

Basis of accounting
The consolidated financial statements of the Company have been prepared on the accrual basis of accounting.

Concentration of credit risk
The Company maintains its cash balances in one financial institution located in Cleveland, Ohio. Through December 31, 2012, all noninterest-bearing transaction accounts are fully insured, regardless of the balance of the account, at all Federal Deposit Insurance Corporation insured institutions.

The Company's largest customer accounted for approximately 20% of net fees revenue for the year ended December 31, 2012. The Company performs periodic credit evaluations of its customers' financial condition but generally does not require collateral. There have been no credit losses to date.

As of December 31, 2012, the Company had no other significant concentrations of credit risk.

WESTERN RESERVE PARTNERS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

NOTE B – Summary of significant accounting policies, continued

Accounts receivable and allowance for doubtful accounts
The Company reports receivables at net realizable value. The Company recognizes an allowance for losses on accounts receivable in an amount equal to the estimated probable losses net of recoveries. The allowance is based on an analysis of historical bad debt experience, current receivables aging, and expected future write-offs, as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company's policy is to recognize bad debt expense, if any, in other expenses. At December 31, 2012, management determined that no allowance was necessary.

Investments
The Company's investments are accounted for under the cost method of accounting. Under this method, the Company's share of the earnings or losses of such investments is not included in the consolidated statement of financial condition or consolidated statement of income. However, impairment charges are recognized in the consolidated statement of income. If circumstances suggest that the value of the investment has subsequently recovered, such recovery is not recorded. At December 31, 2012, management determined that no impairment charges were necessary.

In general, the Company does not participate directly in investments which result from transactions it helps complete. Typically, new investment opportunities will be referred to Public Square Partners I LLC, a non-affiliated, co-investment fund also managed by the Principals of WRP. The Company owns Membership Units of the fund and is committed to making capital contributions, as requested, aggregating up to $1 million.

Property and equipment
Property and equipment consisted of the following at December 31, 2012:

Automobile	$	43,369
Furniture and fixtures		119,296
Office equipment		300,533
Leasehold improvements		33,972
		497,170
Less accumulated depreciation		(345,556)
	$	151,614

The straight-line method is generally used to provide for depreciation over the estimated useful lives of the assets, primarily 5 years for automobiles, 7 years for furniture and fixtures, 3 or 5 years for computer equipment, and 10 years for leasehold improvements.

NOTE B – Summary of significant accounting policies, continued

Intangible assets – net
Intangible assets are defined as identifiable, non-monetary assets without physical substance. They are typically expensed according to their life expectancy. During 2012, the Company developed a custom CRM system and new website for WRVS. The development costs of both projects totaled $66,714 and are amortized on the straight-line method over a 3 year estimated useful life. The amount of amortization related to these intangible assets that the Company estimates will be recorded in each of the next three years is as follows:

2013	$ 22,238
2014	22,238
2015	14,945
	$ 59,421

Receivables – related parties and allowance for loan losses
Receivables – related parties (loans) are stated at unpaid principal balances less the allowance for loan losses and net deferred loan fees, if any, and unearned discounts. Interest is recognized over the term of the loan and is calculated using the simple-interest method.

Management considers a loan impaired when based on current information or factors (such as payment history, value of collateral, and assessment of the customer's current creditworthiness), it is probable that the principal and interest payments will not be collected according to the loan agreement.

Loans are placed on nonaccrual status when management determines, after considering economic and business conditions and collection efforts, that the loans are impaired or collection of interest is doubtful. Uncollectible interest previously accrued is charged off, or an allowance is established by a charge to interest income. Interest income on nonaccrual loans is recognized only to the extent that cash payments are received.

The carrying amount of loans receivable is reduced by an allowance for loan losses which is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectability of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical data, specific impaired loans, economic conditions and other risks inherent in the loan portfolio. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. At December 31, 2012, management determined that no allowance for loan losses was necessary.

WESTERN RESERVE PARTNERS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

NOTE B – Summary of significant accounting policies, continued

Income taxes
The Company, with the consent of its members, has elected to be formed as a limited liability company. The operating agreement, construed under Ohio laws, states that the Company will be treated as a partnership for federal and state income tax purposes. In lieu of paying taxes at the company level, the members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no liability for federal or state income taxes has been included in this statement of financial condition.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of Accounting Standards Codification 740, *Income Taxes* (ASC 740). Using that guidance, tax positions initially need to be recognized in the statement of financial condition when it is more likely than not the position will be sustained upon examination by the tax authorities.

As of December 31, 2012, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the statement of financial condition. It is the Company's policy to include any penalties and interest related to income taxes in its operating expenses, however, the Company currently has no penalties or interest related to income taxes. The earliest year that the Company is subject to examination is the year ended December 31, 2009.

Use of estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Events occurring after reporting date
The Company has evaluated events and transactions that occurred between December 31, 2012 and February 22, 2013, which is the date that the statement of financial condition were available to be issued, for possible recognition or disclosure in the statement of financial condition.

NOTE C – Line of credit

The Company renewed its bank line of credit in 2012 with a borrowing limit of $1,000,000. There were no borrowings on the line as of December 31, 2012. Interest is charged on any outstanding balances monthly at 1 Month LIBOR (0.21% at December 31, 2012) plus 2.5%. The credit facility is secured by guarantees of the majority member of the Company, which is an LLC, and its members.

WESTERN RESERVE PARTNERS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

NOTE D – Membership interests

Effective January 1, 2009, the Principals of WRP Mgmt authorized the issuance and sale of 6.25 new Common units of WRP to WesRes Management LLC (WesRes) at the fair market value of $340,000. In lieu of cash, WesRes entered into a loan agreement with WRP for the payment of principal and interest. Since then, WesRes has made three prepayments to WRP in the amounts of $20,000 in August 2009 $10,000 in May 2010 and $10,000 in June 2012. On the consolidated statement of financial condition, the loan balance outstanding is offset against Member's Equity in accordance with Accounting Standards Codification 505, *Equity*. The total loan balance outstanding at December 31, 2012 was $300,000.

NOTE E – Investments

At December 31, 2012, investments consisted of the following:

Public Square Partners I LLC:		
Initial capital call	$	150,000
2nd capital call		71,048
3rd capital call		185,875
4th capital call		80,620
5th capital call		67,500
6th capital call		14,600
7th capital call		62,000
8th capital call		118,000
9th capital call		23,000
Return of capital		(94,958)
		677,685
Canton, GA-Brown Industrial Pkwy J.V.		24,180
	$	701,865

In September 2008, the Company purchased four (4) Membership Units in a private placement offering of Public Square Partners I LLC (PSPI). At the Initial Closing, it invested $150,000 which represented 15% of the Company's total capital commitment to the co-investment fund. The second capital call for $71,048 took place on September 15, 2010 and the third capital call for $185,875 on December 22, 2010. In May 2011, PSPI returned $71,048 of the December 2010 capital call because one of the investments was withdrawn after the call was made. The returned capital is eligible to be called again at a later date. In 2012, the Company invested another $365,720 in PSPI over 6 separate capital calls (4th thru 9th). To date, the Company has invested approximately 70% of its total capital commitment. The Company received two dividend payments from PSPI in 2012 related to the sale of its investment holdings. A portion of each payment was recognized as dividend income (return on investment).

WESTERN RESERVE PARTNERS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

NOTE E – Investments, continued

In August 2009, the Company agreed to convert a portion of the investment banking fee it was due to receive, pertaining to the Canton, Georgia-Brown Industrial Parkway joint venture between Giltz & Associates and Harbert Management Corporation, to a share of the equity owned by Glitz & Associates in the venture.

The Company also received compensation from the fund's manager, PSP Managers I LLC, for administrative support services it rendered during 2012.

NOTE F – Profit sharing plan

The Company has a 401(k) profit sharing plan that covers substantially all employees. Employees may elect to contribute pre-tax a portion of their pay up to limits established by the IRS. The Company makes contributions to each employee's account for 3% of the employee's salary each pay cycle.

NOTE G – Lease commitments

The Company leases office space and equipment under non-cancelable operating leases that expire at various dates through February 2016.

Future minimum lease payments under lease agreements as of December 31, 2012 are as follows:

2013	$ 318,145
2014	128,420
2015	9,780
2016	401
	$ 456,746

The office space lease agreements provide for escalating rent payments at various times during the lease terms. Generally accepted accounting principles require that rent be recorded on a straight-line basis over the life of the lease. An aggregate difference of $53,187 at December 31, 2012 has been recorded on the statement of financial condition relating to the difference between actual rent payments and the amount which would have been paid if payments were made on the straight-line basis.

NOTE H – Net capital requirements

As a member organization of the FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 adopted by the SEC and administered by the FINRA, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's minimum net capital requirement as of December 31, 2012 was $98,747. At December 31, 2012, the Company's net capital was $2,308,947 and exceeded the minimum net capital requirement by $2,210,200. The Company's ratio of aggregate indebtedness to net capital at December 31, 2012 was 0.64 to 1.

Supplementary Information

WESTERN RESERVE PARTNERS LLC AND SUBSIDIARY

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2012

Total members' equity from statement of financial condition	$ 3,885,171
Nonallowable assets:	
Accounts receivable	447,983
Investments, at cost	701,865
Property and equipment, net	151,614
Intangible assets, net	59,421
Interest receivable – related party	40,816
Short-term receivable – related party	60,000
Long-term receivable – related party	2,000
Other assets	112,525
Total nonallowable assets	1,576,224
Net capital	2,308,947
Net capital requirement (6 2/3% of aggregate indebtedness)	98,747
Excess net capital	$ 2,210,200
Total aggregate indebtedness	$ 1,481,199
Percentage of aggregate indebtedness to net capital	64%

Statement Pursuant to Paragraph (d)(4) Rule 17a-5

The above computation of net capital agrees with the corresponding computation prepared by the Company for inclusion on its Part II FOCUS Report filing as of December 31, 2012.

WESTERN RESERVE PARTNERS LLC AND SUBSIDIARY

STATEMENT REGARDING RULE 15c3-3

DECEMBER 31, 2012

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

Supplementary Report



Akron Office

301 Springside Drive

Akron, OH 44333

330-668-9696

fax: 330-668-2538

www.SSandG.com

Providing the services that bring solutions

Member of the AICPA

Registered with the PCAOB

Founding member of LEA Global

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Members of
Western Reserve Partners LLC

In planning and performing our audit of the consolidated financial statements of Western Reserve Partners LLC and Subsidiary (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

> 1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
> 2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

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authorization and recorded properly to permit the preparation of consolidated financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's consolidated financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SS+G Inc

February 22, 2013